Equity Transfer Services

Notice-and-Access

The Canadian securities regulators have adopted new rules, effective for meetings held on or after March 1, 2013, which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management's discussion and analysis on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

AVALON RARE METALS INC. has elected to utilize notice-and-access and provide you with the following information:
Meeting Date and Time: February 24, 2015 at 4:30pm (EST)
Meeting Location: The Toronto Board of Trade – Room A/B/C/D, 1 First Canadian Place, Toronto, Ontario

Meeting materials are available electronically at www.sedar.com and also on https://noticeinsite.tmxequity.com/AvalonRareMetalsAGM2015.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access please call 1-844-559-4938. In order to receive a paper copy in time to vote before the meeting, your request should be received by February 13, 2015.

Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it.

Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular.

1. Election of Directors
2. Appointment of Auditors

You should review the Information Circular before voting.

(Detach and Retain top for your records)

Request for Financial Statements

AVALON RARE METALS INC.
("Company")
Fiscal Year: 2015

In accordance with National Instrument 51-102 – *Continuous Disclosure Obligations*, registered and beneficial security holders may elect annually to receive a copy of our annual financial statements and corresponding management's discussion and analysis ("MD&A") or interim financial statements and the corresponding MD&A, or both.

IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO:

TMX Equity Transfer Services
200 University Avenue, 3rd Floor
Toronto ON M5H 4H1

Or by fax to: (416) 595-9593

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Company, and as such, request that my name be placed on the Company's Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me:

☐ 2014 Year End Financials (Mark this box if you would like to receive the 2014 Year End Financials)

☐ Annual Financial Statements with MD&A (Mark this box if you would like to receive the Annual Financial Statements and related MD&A)

☐ Interim Financial Statements with MD&A (Mark this box if you would like to receive the Interim Financial Statements and related MD&A)

☐ **Check this box if you wish to receive the selected financial statements electronically and print your email address below**
(By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.voteproxyonline.com/equity/fsred.pdf)

FIRST NAME ____________________ LAST NAME ____________________

ADDRESS ____________________ CITY ____________________

PROVINCE/STATE ____________ POSTAL/ZIP CODE ____________ COUNTRY ____________

E-MAIL (optional) ____________________

Signature of Security holder ____________ DATE (MM/DD/YYYY) ____________

01132015 FV